                                   FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1998

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from    to


     Commission file number 1-12905


          EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                             (Full Title of Plan)





                                EEX CORPORATION
           (Name of Issuer of Securities Held Pursuant to the Plan)

            2500 CityWest Blvd., Suite 1400, Houston, Texas 77042 (Address of Plan and Principal Executive Office of Issuer)

           EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN


                             REQUIRED INFORMATION


                                                                                                          Page No.
Independent Auditors' Report..............................................................................     1

Financial Statements:
   Statements of Net Assets Available for Benefits........................................................     2
   Statement of Changes in Net Assets Available for Benefits..............................................   3-4
   Notes to Financial Statements..........................................................................   5-8

Supplemental Schedules:
   Line 27a - Schedule of Assets Held for Investment Purposes
      at December 31, 1998................................................................................    10
   Line 27d - Schedule of Reportable Transactions for the year
      ended December 31, 1998.............................................................................    11
   Line 27f - Schedule of Non-exempt Transactions.........................................................    12

Exhibit 23 - Consent of Independent Auditors..............................................................    14

INDEPENDENT AUDITORS' REPORT

EEX Corporation Employee Stock Purchase and Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the EEX Corporation Employee Stock Purchase and Savings Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, reportable transactions for the year ended December 31, 1998, and the schedule of non-exempt transactions for the year ended December 31, 1998, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                              ERNST & YOUNG LLP

May 14, 1999
Houston, Texas

                        EEX CORPORATION  EMPLOYEE STOCK
                           PURCHASE AND SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                          December 31
                                                    ------------------------
                                                       1998         1997
                                                    -----------  -----------
ASSETS

Investments
  EEX Corporation ("EEX") Common Stock              $   615,061  $ 1,951,845
  Texas Utilities Company ("TXU") Common Stock        1,052,056    1,073,231
  Fidelity Mutual Funds:
    Equity Funds:
      Magellan                                        3,580,745    2,888,428
      Puritan                                         2,955,351    3,227,233
      Equity Income                                     909,725      852,610
      Spartan U.S. Equity Index                       1,111,148      974,368
    U.S. Bond Index                                     505,431      536,603
    Retirement Government Money Market Portfolio        581,524      818,833
  Participant Loans                                     118,611      236,897
                                                    -----------  -----------

  Total Investments                                  11,429,652   12,560,048


Employee Contributions Receivable                        81,257      113,676
Employer Contributions Receivable                        16,414       29,331
Loan Payments Withheld                                    3,689        6,537
Accrued Investment Income                                 7,363        7,178
                                                    -----------  -----------

  Total Assets                                       11,538,375   12,716,770

LIABILITIES

Accrued Expense                                             406          266
                                                    -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS                   $11,537,969  $12,716,504
                                                    ===========  ===========

See accompanying notes to financial statements.

           EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         YEAR ENDED DECEMBER 31, 1998
                             WITH FUND INFORMATION

                                                   Fidelity Mutual Funds (Participant Directed)
                                      ---------------------------------------------------------------------------
                                                                                                       Retirement
                                                                                                       Government
                                                                                Spartan       U.S.        Money
                                                                  Equity     U.S. Equity     Bond        Market
                                       Magellan      Puritan      Income        Index        Index      Portfolio
                                      ----------   ----------    ---------   -----------   ---------   ----------
Additions:
  Interest and dividend income        $  167,890   $  302,331    $  51,695   $   21,937    $  36,091    $  46,043
  Net appreciation (depreciation)
    in fair value of investments         758,950      157,227       52,873      230,315       10,996            -

Contributions:
  Employee                               278,832      232,812      191,851      179,369       47,666       53,231
  Employer                                     -            -            -            -            -            -
Rollovers from participants'
    previous plans                        14,470       12,798        6,200        9,928            -            -
                                      ----------   ----------    ---------   ----------    ---------    ---------
                                       1,220,142      705,168      302,619      441,549       94,753       99,274


Interfund transfers                      (43,885)     (65,670)     (64,572)     112,247       (5,002)     247,766

Deductions:
  Distributions to plan participants    (483,177)    (910,650)    (180,692)    (416,788)    (120,785)    (584,113)
  Administrative expenses                   (763)        (730)        (240)        (228)        (138)        (236)
                                      ----------   ----------    ---------   ----------    ---------    ---------

Net increase (decrease)                  692,317     (271,882)      57,115      136,780      (31,172)    (237,309)

Net assets available for benefits:
  Beginning of year                    2,888,428    3,227,233      852,610      974,368      536,603      818,833
                                      ----------   ----------    ---------   ----------    ---------    ---------
  End of year                         $3,580,745   $2,955,351    $ 909,725   $1,111,148    $ 505,431    $ 581,524
                                      ==========   ==========    =========   ==========    =========    =========

See accompanying notes to financial statements.

           EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         YEAR ENDED DECEMBER 31, 1998
                             WITH FUND INFORMATION

                                          Non-Participant
                                             Directed        Participant Directed
                                          ---------------  -------------------------
                                                EEX            EEX            TXU
                                              Common         Common         Common       Participant
                                               Stock          Stock          Stock          Loans          Other          Total
                                            -----------    -----------    -----------    -----------    -----------    -----------
Additions:
  Interest and dividend income              $         -    $         2    $    54,174    $    11,849    $       185    $   692,197
  Net appreciation (depreciation)
    in fair value of investments               (242,528)    (1,340,552)       107,680              -                      (265,039)

Contributions:
  Employee                                            -        239,526              -              -        (35,267)     1,188,020
  Employer                                      280,553              -              -              -        (12,917)       267,636
Rollovers from participants'
    previous plans                                    -         14,489              -              -              -         57,885
                                            -----------    -----------    -----------    -----------    -----------    -----------
                                                 38,025     (1,086,535)       161,854         11,849        (47,999)     1,940,699

Interfund transfers                                  25        (75,092)       (35,521)       (70,296)             -              -

Deductions:
  Distributions to plan participants            (32,668)      (179,761)      (147,140)       (59,839)             -     (3,115,613)
  Administrative expenses                             -           (778)          (368)             -           (140)        (3,621)
                                            -----------    -----------    -----------    -----------    -----------    -----------

Net increase (decrease)                           5,382     (1,342,166)       (21,175)      (118,286)       (48,139)    (1,178,535)

Net assets available for benefits:
  Beginning of year                             121,949      1,829,896      1,073,231        236,897        156,456     12,716,504
                                            -----------    -----------    -----------    -----------    -----------    -----------
  End of year                               $   127,331    $   487,730    $ 1,052,056    $   118,611    $   108,317    $11,537,969
                                            ===========    ===========    ===========    ===========    ===========    ===========


See accompanying notes to financial statements.

           EEX CORPORATION  EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


1.   OVERVIEW

     Enserch Exploration, Inc. ("Old EEI"), a Texas corporation, was participating employer under the ENSERCH Corporation ("ENSERCH") Employee Stock Purchase and Savings Plan. In 1996, ENSERCH entered into a merger agreement with Texas Utilities Company ("TXU") under which ENSERCH agreed to exit the oil and gas business and divest all of its interests in Old EEI. This divestiture was accomplished in two steps. First, Old EEI was merged into Lone Star Energy Plant Operations ("LSEPO"), a Texas corporation, with LSEPO being the surviving company ("Merger"). In the Merger, LSEPO changed its name to Enserch Exploration, Inc. ("EEI "). Second, ENSERCH distributed its entire 83% ownership interest in EEI pro rata (1.4995056 shares of EEI common stock per share of ENSERCH) to its shareholders in a tax-free distribution ("Distribution"). Simultaneously, each share of ENSERCH stock was exchanged for .255 shares of TXU common stock. The Merger and the Distribution were each effective and EEI ceased to be a part of the controlled group of companies that included ENSERCH on August 5, 1997. As a result, EEI established the Enserch Exploration, Inc. Employee Stock Purchase and Savings Plan ("Plan") as a spin-off from said prior plan effective on the date of the Merger. The assets and liabilities of said prior plan attributable to existing EEI employees were transferred to the Plan as of September 1, 1997.

     At a special shareholder's meeting held on December 19, 1997, EEI changed its name to EEX Corporation.

2.   PLAN DESCRIPTION

     The Plan is a combination profit sharing and employee stock ownership plan under Sections 401 (a), 401 (k), 401 (m) and 4975 (e) (7) of the Internal Revenue Code ("Code"). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The following description is provided for general information only. Participants should refer to the Plan document for more complete information.

     General - The Plan is a defined contribution combination employee stock
     -------
     ownership and profit sharing plan established by EEX Corporation and its participating subsidiary companies ("EEX" or "the Corporation") to encourage and assist employees in establishing an individual savings and investment program. All full time employees of EEX and its participating subsidiaries are eligible to participate in the Plan. Participation is voluntary.

     A committee appointed by the EEX Board of Directors is responsible for the general administration, management and operation of the Plan ("plan committee"). Chase Bank of Texas, ("the Trustee"), a federally chartered bank, has served as trustee since September 1, 1997 and manages the assets of the Plan.

     Participants' Contributions - Under the Plan, a participant may invest pre-
     ---------------------------
     tax and/or after-tax dollars through payroll deductions each pay period in increments of one percent up to a maximum of 16 percent of regular monthly salary or wages ("base pay"). The Omnibus Budget Reconciliation Act of 1993 placed an annual limitation of $160,000 for 1998 on the base pay which can be used in computing benefits for participants under the Plan. The maximum contribution for certain highly compensated participants is subject to further reduction pursuant to limitations under the Internal Revenue Code.

     Eligible employees can rollover to the Plan any distributions received from other qualified retirement plans. Individual Retirement Account ("IRA") distributions are not eligible for rollover into the Plan.

     Each participant is entitled to direct the allocation of his or her contributions among the common stock of EEX or six mutual fund investment options: the Fidelity Puritan Fund, the Fidelity Magellan Fund, the Fidelity Equity Income Fund and the Fidelity Spartan U.S. Equity Index Fund, all of which invest in equity securities; the Fidelity U.S. Bond Index Fund, which invests in fixed income bond securities; and the Fidelity Retirement Government Money Market Portfolio, which invests in short-term U.S. government securities. A participant can change investment elections for future contributions and can transfer (or exchange) any existing mutual fund balances among the offered investment elections at any time, in accordance with the Plan guidelines.

     Employer's Matching Contributions ("company matching") - The maximum
     ---------------------------------
     participant contribution eligible for company matching ranges from 3% to 6% of the participant's eligible compensation, depending on length of service. Company matching contributions as a percentage of participant contributions are at a rate of 50% or 60% depending on length of service. Employees are 100% vested in the matching contributions. All company matching contributions are invested in EEX common stock and are non-participant directed.

     Investment of Funds - All assets of the Plan are held by the Trustee for
     -------------------
     the exclusive benefit of participants and their beneficiaries. Separate account records for each participant are maintained by the Trustee. The Trustee provides a summary of financial performance by investment fund directly to Plan participants. Individual investments greater than five per cent of net assets available for benefits at December 31, 1998 are separately identified in the financial statements.

     Participant Loans - Participants may borrow up to 50% of the fair value of
     -----------------
     their pre-tax employee contribution account or rollover account; however, the loan cannot exceed the lesser of $50,000 or one-half of the account from which the loan is made less the maximum outstanding loan balance in the previous one-year period. The interest rate on the loan is equal to the prime interest rate of the Trustee that is in effect on the date the loan is made plus one (1) percentage point. The interest rate on loans outstanding at the end of the year ranged from 8.25% to 9.5%. Loans are funded by withdrawals from the individual's investment accounts as determined by the plan committee. The maximum term of a loan cannot exceed 5 years or, if earlier, severance from service.

     Withdrawal from the Plan - Withdrawals from the Plan are governed by
     ------------------------
     applicable IRS regulations and provisions of ERISA. Penalties may apply in certain instances.

     A participant who terminates employment and has an account balance of more than $3,500 can retain the funds in the Plan or withdraw them at any time. Participants that terminate with balances of less than $3,500 are required to receive a distribution after termination. To avoid taxation, the taxable portion of any withdrawal made upon termination can be rolled into an IRA or a qualified retirement plan sponsored by another employer.

     The Internal Revenue Service ("IRS") has established rules governing distributions from the Plan after the participant has attained 70 1/2 years of age.

     Termination of Plan - The Board of Directors of the Corporation has the
     -------------------
     right under the Plan to amend or modify the Plan at any time and may terminate the Plan in its entirety, subject to the provisions of ERISA. Participants are 100% vested in their accounts at all times.

     Expenses - All charges and expenses incurred in the administration of the
     --------
     Plan and fees and expenses of the Trustee are paid by the Corporation. Record keeping fees are deducted from participants' accounts.

3.   SUMMARY OF ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared
     -------------------
     under the accrual method of accounting.

     Use of Estimates - The preparation of financial statements requires the use
     ----------------
     of significant estimates and assumptions by management; actual results could differ from those estimates.

     Investment Valuation and Income Recognition - The Plan's investments are
     -------------------------------------------
     stated at fair value. Investments in common stock of EEX and TXU are valued at their quoted market value. Investments in Fidelity mutual funds are valued at quoted net asset value of the respective funds reflecting the closing sales price of the underlying securities. Participants do not have beneficial ownership in specific underlying securities or other assets in the various mutual funds, but have an interest therein represented by units valued as of the last business day of the period. Generally, contributions to and withdrawals from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant. Security transactions are recorded on the trade date. Income and expenses are recognized on the accrual basis of accounting. Participant loans are stated at cost, which approximates fair value.

     Benefits Payable - Benefits are recorded when paid.
     ----------------

4.   TAX STATUS OF THE PLAN

     The Plan has received a determination letter dated February 10, 1999 stating that the Plan meets the requirements of Section 401(a) of the Code. EEX believes that the plan is designed and currently being operated in compliance with the applicable requirements of the Code.

5.   YEAR 2000 (Unaudited)

     During the first quarter of 1999, EEX completed an inventory, assessment and risk analysis of its Information Technology systems which includes the Corporation's business and financial software applications, geological and geophysical software applications, operating systems, hardware and the interfaces and interdependence between these systems. A testing plan has been developed for the Accounting and Human Resources system software. The Accounting system software was recently upgraded to a version certified by the vendor to be Year 2000 compliant and will be tested in accordance with the plan.

     At the end of the first quarter, adequate responses had been received from the critical and important external agents of the Plan (third parties upon whom the Plan relies for services in order to conduct its day to day business).

     Contingency plans for each of the areas above will be developed beginning in the second quarter to assess the impact to the Corporation where risk has not been adequately minimized. As of May 1999, EEX has spent approximately $0.7 million of a budgeted $1.5 million in addressing the Year 2000 issue.

     The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Corporation's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers and customers, no assurances can be given that business interruptions arising from the Year 2000 issue will not occur. However, the Corporation believes that implementation of its Year 2000 readiness program will reduce the potential for material adverse consequences to occur.

                            SUPPLEMENTAL SCHEDULES

           EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      EIN: 75-2421863  PN: 002

                               DECEMBER 31, 1998
             (dollar amounts rounded to the nearest whole dollar)

     (a)                 (b)                           (c)                        (d)                (e)
               Description or Identity            Description of                   Cost          Current Value
                      Of Issuer                     Investment
--------------------------------------------------------------------------------------------------------------
      *       EEX Corporation Common           87,866 shares, par value of       $1,793,704          $615,061
                Stock                          $0.01 per share

      *       Texas Utilities Co. Common       22,534 shares, par value of          786,363         1,052,056
                Stock                          $1.00 per share


              Fidelity Mutual Funds:
                                                     Number of
                       Fund                           Shares
              --------------------------       -----------------------
                Magellan                                 29,637.019               2,866,845         3,580,745

                Puritan                                 147,252.120               2,853,347         2,955,351

                Equity Income                            16,376.671                 848,224           909,725

                Spartan U.S. Equity Index                25,276.355                 882,525         1,111,148

                U.S. Bond Index                          45,864.912                 488,138           505,431

                Retirement Government                   581,524.370                 581,524           581,524
                   Money Market Portfolio

      *         Loans to Participants
                                               Interest Rate -
                                                 Ranges from 8.25%-9.5%
                                                 (based on Prime on date of loan)
                                                                                         --           118,611
                                                                                -----------       -----------
                                               TOTAL                            $11,100,670       $11,429,652
                                                                                ===========       ===========

*  Party-in-Interest

           EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                         EIN:  75-2421863     PN:  002

                         YEAR ENDED DECEMBER 31, 1998
               (dollar amounts rounded to nearest whole dollar)

      (a)                            (b)                        (c)         (d)           (g)               (h)              (i)
  Identity of                  Description of                Purchase     Selling       Cost of    Current Value of Asset  Net Gain
 Party Involved                    Assets                      Price       Price         Asset       On Transaction Date   Or (Loss)
------------------------------------------------------------------------------------------------------------------------------------
Category (iii) - Securities transactions in excess of five percent of plan assets at the beginning of the plan year

Chase Bank of Texas, N.A.  EEX Corporation Common Stock
                                Purchases                    $651,335              -     $  651,335               -              -
                                Sales                               -     $  405,038        645,901      $  405,038      $(240,863)

Fidelity Mutual Funds      Magellan Fund
                                Purchases                     667,709              -        667,709               -              -
                                Sales                               -        734,342        672,230         734,342         62,112

Fidelity Mutual Funds      Puritan Fund
                                Purchases                     736,743              -        736,743               -              -
                                Sales                               -      1,165,852      1,124,147       1,165,852         41,705

Fidelity Mutual Funds      Spartan U.S. Equity Index Fund
                                Purchases                     458,462              -        458,462               -              -
                                Sales                               -        551,997        494,551         551,997         57,446

Fidelity Mutual Funds      Retirement Government Money
                            Market Portfolio Fund
                                Purchases                     689,476              -        689,476               -              -
                                Sales                               -        926,785        926,785         926,785              -

     There were no category (i), (ii) or (iv) reportable transactions. Columns (e) and (f) are not applicable.

           EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                 LINE 27f - SCHEDULE OF NONEXEMPT TRANSACTIONS
                        EIN: 75-2421863  PN: 002

                         YEAR ENDED DECEMBER 31, 1998
               (dollar amounts rounded to nearest whole dollar)



                    Relationship to Plan,                                                    Current
Identity of           Employer, or other                                      Cost of        Value of
Party Involved        Party-In-Interest      Description of Transaction       Asset*          Asset        Net Gain**
--------------        -----------------      --------------------------       -------       ---------      ----------

EEX Corporation       Employer               Failure to timely remit salary   $41,460        $44,142          $2,682
                                             deferral contributions for the
                                             period of December 15, 1998

*    Represents the employee contributions which were not remitted timely.
** Represents interest for the use of the amount involved. The Company plans to file Form 5330 and pay required excise taxes to the Internal Revenue Service in connection with this transaction.

     SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                     EEX CORPORATION
                                        EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN


Date:  June 25, 1999                        By    /s/ C. B. McDaniel
                                               --------------------------
                                               C. B. McDaniel, Member
                                               EEX Corporation Employee
                                               Stock Purchase and Savings
                                                    Plan Committee